UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                          21st CENTURY HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90136Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               CUSIP No. 90136Q100

    1       NAMES OF REPORTING PERSONS          Michele V. Lawson
                                      ---------------------------

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                           (b)

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S.A.

                                 5      SOLE VOTING POWER           618,889
                                                         -----------------------


         NUMBER OF               6      SHARED VOTING POWER             633,089
           SHARES                                          --------------------
        BENEFICIALLY
          OWNED BY               7      SOLE DISPOSITIVE POWER         618,889
            EACH                                              -----------------
         REPORTING
           PERSON                8      SHARED DISPOSITIVE POWER        633,089
            WITH                                                ---------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,251,978(1)

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      36.9%(2)
                                                           ----------------

    12      TYPE OF REPORTING PERSON (See Instructions)              IN
                                                       ------------------------


---------------

1 Represents 608,889 shares of Common Stock owned directly by Michele Lawson, 10,000 shares of Common Stock owned by Michele Lawson held pursuant to the grant of stock options, 608,889 owned directly by Edward Lawson, Michele Lawson's spouse, 16,000 shares of Common Stock owned by Edward Lawson, Michele Lawson's spouse, held pursuant to the grant of stock options, 2,500 shares owned jointly by Edward and Michele Lawson and 5,700 shares of Common Stock held as custodian for a minor child.
2 Calculated on basis of 3,370,000 shares of Common Stock outstanding on December 31, 1999.

Item 1(a).        Name of Issuer:

                  21st Century Holding Company

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4161 NW 5th Street
                  Plantation, FL  33317

Item 2(a).        Name of Person Filing:

                  Michele V. Lawson

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  4161 NW 5th Street
                  Plantation, FL  33317

Item 2(c).        Citizenship:  See Item 4 on Cover Page

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP Number:

                  90136Q100

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership:


                  (a)      Amount Beneficially Owned:  1,251,978(1) shares.

                  (b)      Percent of Class: 36.9%(2)

---------------
1 Represents 608,889 shares of Common Stock owned directly by Michele Lawson, 10,000 shares of Common Stock owned by Michele Lawson held pursuant to the grant of stock options, 608,889 owned directly by Edward Lawson, Michele Lawson's spouse, 16,000 shares of Common Stock owned by Edward Lawson, Michele Lawson's spouse, held pursuant to the grant of stock options, 2,500 shares owned jointly by Edward and Michele Lawson and 5,700 shares of Common Stock held as custodian for a minor child.
2 Calculated on basis of 3,370,000 shares of Common Stock outstanding on December 31, 1999.

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct to vote              618,889 shares
                                                                                --------------


                  (ii)     shared power to vote or to direct the vote           633,089 shares
                                                                                --------------


                  (iii)    sole power to dispose or to direct the
                           disposition of                                       618,889 shares
                                                                                --------------


                  (iv)     shared power to dispose or to direct
                           disposition of                                       633,089 shares
                                                                                --------------


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000.                                 /s/ Michele V. Lawson
                                                           ---------------------
                                                           Michele V. Lawson